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                             June 3, 2024

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 3, 2024
                                                            File No. 333-275871

       Dear Carl Stanton:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed May 3, 2024

       Information about DevvStream, page 222

   1. We note your response to comment 12. Please provide the basis for your statement that the DevvX blockchain
uses one three billionth of the energy and CO2 output of Bitcoin   s
                                                        blockchain.
       Devvio Blockchain, page 227

   2. Please revise your disclosure to indicate that the DevvX blockchain is currently fully developed and
functional for DevvStream   s needs to store all relevant data.
       Devvio Agreement, page 232

   3. We note from your response to comment 2 that Devvio is expected to hold a minority
 Carl Stanton
FirstName  LastNameCarl
Focus Impact  Acquisition Stanton
                          Corp.
Comapany
June 3, 2024NameFocus Impact Acquisition Corp.
June 3,
Page 2 2024 Page 2
FirstName LastName
         ownership percentage in DevvStream following the closing of the Business Combination.
         We also note the disclosure on page 67 that "Devvio is a Core Company Securityholder by virtue of holding 100% of the multiple voting shares and will be a significant shareholder of the Combined Company." Please revise to clarify the apparent inconsistency. Also advise us of the approximate expected beneficial ownership percentages which will be held by Devvio in your beneficial ownership table, on page
         266, following the closing of the Business Combination.
Information about DevvStream
Devvio Agreement, page 232

4. We note your responses to prior comments 2, 3 and 4. We also note from you disclosure on page 278 that pursuant to the Devvio Agreement, Devvio became a Core Company
         Securityholder along with other DevvStream directors and officers, including Tom
         Anderson, Sunny Trinh and Ray Quintana. Please tell us, and expand your related party disclosure to address:
             the nature of the relationship between the DevvStream, the Core Company
              Securityholders and affiliates;
             any transactions between them, however, nominal; and any control relationship and the effect of such control relationship between
              the entities.

         Refer to ASC 850-10-50.
5. We note your responses to prior comment 4 and 5, in which you state that DevvStream does not have a relationship with the DevvE token and that DevvE is an ERC-20 token and is maintained on Ethereum. Additionally, DevvStream does not utilize the DevvE
         token, or any token, in connection with DevvStream   s use of the
DevvX blockchain, and
         DevvStream blockchain does not interact with nor is it interoperable with the DevvE token, or any token. However, DevvStream will utilize DevvX and we note an April 9,
         2024 statement by DevvE that indicates that DevvE is the only platform token for the
         DevvX Layer 1 blockchain. Please reconcile this discrepancy and elaborate further on the relationships between Devvio, DevvX and DevvE.
6. Related to the comment above, we note that the fairness opinion of Evans & Evans includes a graphic on page K-5 that shows DevvStream in the center between origination and monetization in the Devvio blockchain. Please clarify what is being monetized, what
         is DevvStream   s role in such monetization and how is how the Devvio
blockchain is being
         used in this process.
7. We note your response to prior comment 4 in which you state that DevvStream does not have a relationship with the DevvE token, which is issued and managed by the Forevver
         Association. In light of this statement, please tell us how you considered Mr. Ray
         Quintana   s position as CEO and President of the Forevver Association and your
         expectation, as disclosed on page 270, that he will serve as a Director of the New PubCo,
 Carl Stanton
Focus Impact Acquisition Corp.
June 3, 2024
Page 3
      when making this statement.
8. Your response to prior comment 7 indicates that ESG assets are currently tracked by
      traditional registries. Please clarify what is meant by    ESG assets
and whether you are
      referring to more than carbon credits.
9. Your response to prior comment 8 indicates that DevvStream will pay a royalty of 5% of all sales revenue for transactions that use the Devvio blockchain. However, the example in your response indicates that DevvStream would pay Devvio 5% of the proceeds from sale of carbon credits on traditional, third-party carbon credit registries. Please tell us
      what is meant by    transactions that use the Devvio blockchain.
       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCarl Stanton
                                                            Division of
Corporation Finance
Comapany NameFocus Impact Acquisition Corp.
                                                            Office of Real
Estate & Construction
June 3, 2024 Page 3
cc:       Peter Seligson
FirstName LastName